Exhibit 99(a)(5)(B)

Best Buy Announces Expiration and Results of Repurchase Option for

2.25 Percent Convertible Subordinated Debentures due January 15, 2022

MINNEAPOLIS,  Jan. 18, 2012 —  Best Buy Co., Inc. (NYSE: BBY) today announced the expiration and results of the option of holders of its 2.25 percent Convertible Subordinated Debentures due January 15, 2022 (CUSIP 086516AF8)  (the “Debentures”) to require Best Buy to repurchase all or a portion of their Debentures at a purchase price equal to 100 percent of the principal amount of the Debentures, plus any accrued and unpaid interest (the “Repurchase Option”). The Repurchase Option terminated at 11:59 (New York City time) on January 17, 2012.

Debentures in an aggregate principal amount of $383,967,000 were validly surrendered and repurchased pursuant to the Repurchase Option. Any Debentures not repurchased pursuant to the Repurchase Option remain outstanding and continue to be subject to the terms and conditions of the Debentures and the indenture governing the Debentures. Following the repurchase of Debentures pursuant to the Repurchase Option, an aggregate principal amount of $3,845,000 of Debentures remains outstanding.

This press release is for information only and is not an offer to purchase, or the solicitation of an offer to buy, the Debentures.

 About Best Buy

Best Buy Co., Inc. (NYSE: BBY) is a leading multi-channel global retailer and developer of technology products and services. Every day our employees - 180,000 strong - are committed to helping deliver the technology solutions that enable easy access to people, knowledge, ideas and fun. We are keenly aware of our role and impact on the world, and we are committed to developing and implementing business strategies that bring sustainable technology solutions to our consumers and communities. For information about Best Buy, visit www.investors.bestbuy.com and to shop at Best Buy, visit www.bestbuy.com.

 Investor Contacts:

Bill Seymour, Vice President, Investor Relations

(612) 291-6122 or  bill.seymour@bestbuy.com

 Adam Hauser, Director, Investor Relations

(612) 291-4446 or  adam.hauser@bestbuy.com

Mollie O’Brien, Director, Investor Relations

(612) 291-7735 or  mollie.obrien@bestbuy.com

 Media Contact:

Susan Busch, Senior Director, Public Relations

(612) 291-6114 or susan.busch@bestbuy.com